ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

September 12, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Post-Effective Amendment No. 71 to the Trust’s Registration Statement on Form N-1A, filed on July 5, 2012 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on August 16, 2012, relating to Post-Effective Amendment No. 71 to the Trust’s Registration Statement on Form N-1A filed on July 5, 2012 regarding the Aftershock Strategies Fund (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section

Comment #1

Please explain what is meant by the word “Aftershock” in the name of the Fund.

Response #1

The word “Aftershock” is the title of a book written by two of the Fund’s portfolio managers and specifically refers to what the portfolio managers believe will be a second collapse of the financial markets and global economy following the 2008 financial crisis.  The Fund’s adviser, Absolute Investment Management, LLC (the “Adviser) believes that the name is reflective of the Fund’s objective to preserve capital and generate positive returns in such a market.

Summary Section - Principal Investment Strategies

Comment #2

Please make sure that the description of the Fund’s principal investment strategies is consistent with the Fund’s investment objective.

Response #2

The disclosure regarding the Fund’s investment objective has been revised in response to your comment. The following appears in the prospectus summary under the heading “Investment Objective”:

The primary objective of the Aftershock Strategies Fund (the “Fund”) is preservation of capital with a secondary objective of capital appreciation, each in the event of a long term decline in the equity and fixed income markets.

This is consistent with the description of the Fund’s principal investment strategies, which states:

The Fund’s Adviser seeks to preserve capital in a challenging investment environment.  Secondarily, the Fund’s Adviser looks for appreciation of capital from a portfolio of traditional and non-traditional asset classes while strategically managing portfolio volatility.  Specifically, the Fund seeks capital preservation and positive returns in the event of a long term decline in the equity and fixed income markets.

Comment #3

Will the Fund invest directly in derivatives or only indirectly through its investments in mutual funds and ETFs?

Response #3

While the Fund reserves the right to invest directly in derivatives, it does not intend to do so on a regular basis.  Accordingly, direct investment in derivatives is not considered to be a principal component of the Fund’s investment strategy.

Comment #4

Will the Fund only be investing in mutual funds and ETFs that are not affiliated with the Adviser or Distributor?

Response #4

Yes. The Fund currently intends to invest only in mutual funds and ETFs that are not affiliated with the Adviser or Distributor.

Comment #5

Please describe the criteria for selecting direct investments in equity and debt securities.

Response #5

The prospectus currently states that the “Fund’s investment in fixed income securities (whether direct or through investments in fixed income mutual funds or ETFs) are normally in shorter term and relatively high quality securities, such as Treasury Inflation-Protected Securities (“TIPS”) or Treasury bonds of under five years duration, although there are no specific duration or quality limitations for the Fund’s fixed income investments. In selecting equity securities, the Adviser will seek those securities which in its view provide a degree of safety in the event of a decline in the market.”

In addition, the disclosure has been revised in response to your comment, and the following sentences have been added under the heading “Principal Investment Strategies” in both the prospectus summary and the statutory prospectus:

The criteria for direct investment in equity and debt securities will be based on risk adjusted returns given the near and long term macroeconomic outlook. The Fund may invest in equity securities regardless of the level of capitalization of the issuer.

Comment #6

Please clarify the following sentence: “The Fund may invest up to 100% of its assets in mutual funds and ETFs or individual securities, or any combination of such investments, although the Fund normally intends to invest primarily in mutual funds and ETFs.”

Response #6

The disclosure has been revised in response to your comment, and the revised disclosure below is now included under the heading “Principal Investment Strategies”:

The Fund will invest in mutual funds and exchange traded funds (ETFs) representing the following four asset categories: equities, fixed income securities, commodities and currencies; as well as individual securities and other instruments within these asset categories.  The Fund may invest up to 100% of its assets in either mutual funds and ETFs or individual securities and instruments representing or within the four asset categories, or any combination of such investments, although the Fund normally intends to invest primarily in mutual funds and ETFs. The criteria for direct investment in equity and debt securities will be based on risk adjusted returns given the near and long term macroeconomic outlook. The Fund may invest in equity securities regardless of the level of capitalization of the issuer.  The Fund’s investment in fixed income securities (whether direct or through investments in fixed income mutual funds or ETFs) is normally in shorter term and relatively high quality securities, such as Treasury Inflation-Protected Securities (“TIPS”) or Treasury bonds of under five years duration, although there are no specific duration or quality limitations for the Fund’s fixed income investments.  In selecting equity securities, the Adviser will seek those securities which in its view provide a degree of safety in the event of a decline in the market.  Some of the mutual funds and ETFs that the Fund invests in may be leveraged.

With respect to allocation of the Fund’s investments across the four asset categories, the Fund’s investments will correspond to the Adviser’s asset allocation model that is diversified across asset categories with no one category constituting over 50% of total assets, and no two categories constituting over 80% of total assets. The Fund may also make investments in foreign markets to take advantage of a potential decline in the dollar or long term declines in foreign bond or equities markets. Over time, the Adviser expects the allocation among all of its asset categories to change as the macroeconomic environment changes. For instance, in the event of long term decline in the equity and fixed income markets and/or high inflation, asset allocations may move more heavily toward commodities and similar asset categories that are often more inflation protected. The Adviser will monitor the performance of the Fund’s investments on a continuous basis.

Comment #7

Please clarify what is meant by “asset classes” in the third paragraph of the Principal Investment Strategies section. Please use either the term “class” or “category” consistently.

Response #7

In response to your comment, the Fund’s disclosure now refers to asset categories only rather than both asset categories and asset classes.  Please see the revised disclosure above.

Comment #8

Will the Fund invest directly in foreign currencies and currency derivatives, or only indirectly through mutual funds and ETFs?

Response #8

The Fund has no current plan to invest directly in foreign currencies or currency derivatives, but reserves the right to do so. Accordingly, disclosure regarding foreign currency investment has been added to the Statement of Additional Information.

Comment #9

Will the Subsidiary’s advisory contract comply with Section 15(a) of the 1940 Act?

Response #9

The Subsidiary’s advisory contract will comply with the requirements of Section 15(a) of the 1940 Act.

Comment #10

Please confirm that all Subsidiary expenses are included in the fee table.

Response #10

The expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table.

Comment #11

Will the Subsidiary invest directly in commodity pools and, if so, how would expenses be reflected in the fee table at this time?

Response #11

The Subsidiary does not currently intend to invest directly in commodity pools, although it reserves the right to do so in the future. Accordingly, no such fees will be reflected in the Fund’s fee table.

Comment #12

Does the investment by the Fund in the Subsidiary implicate Section 17(d) of the 1940 Act?

Response #12

The Fund’s investment in the Subsidiary does not implicate Section 17(d) of the 1940 Act.

Comment #13

Is the Subsidiary the Fund’s only vehicle for investing in commodities, or are there other ways through which the Fund will invest, such as mutual funds or ETFs? If so, please describe.

Response #13

The Fund may also directly invest in mutual funds or ETFs that have exposure to commodities.

Comment #14

Is the Fund’s investment in the Subsidiary liquid?

Response #14

Yes. The Fund will have the right to redeem all or a portion of its shares in the Subsidiary on any Business Day on which the New York Stock Exchange is open for normal business a redemption price based on the net asset value per share.

Comment #15

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors?

Response #15

The Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of Boards of Directors.

Comment #16

Have the Subsidiary and its Board of Directors consented to service of process in the United States?

Response #16

The Subsidiary and its Board of Directors have consented to service of process in the United States.

Comment #17

May the Adviser increase the fees paid by the Subsidiary without obtaining the approval of the Fund’s shareholders?

Response #17

The Adviser will not increase the fees paid by the Subsidiary without first obtaining approval of the Fund’s shareholders. In any event, fees paid by the Subsidiary to the Adviser will offset fees due the Adviser by the Fund.

Comment #18

Please confirm that the Subsidiary will abide by the investment restrictions required by Sections 8, 17 and 18 of the 1940 Act, the same as the Fund.

Response #18

The Subsidiary is subject to and will comply with the same investment restrictions as required by Sections 8, 17 and 18 of the 1940 Act when viewed on a consolidated basis with the Fund.  The Subsidiary, however, may invest in commodities and commodity futures contracts without limitation.

Comment #19

The disclosure currently states that “the Fund may have highly leveraged exposure to commodities at times within its Subsidiary but not in the overall Fund.”  If only the Subsidiary will utilize leverage, can you disregard leverage for the whole portfolio from a risk standpoint?

Response #19

No. The disclosure is meant to acknowledge that the Subsidiary’s assets may be highly leveraged, but the Fund’s other assets will not be leveraged. The following disclosure regarding the risks of leverage has been added in the prospectus summary:

Leverage Risk: The assets of the Subsidiary may be highly leveraged at times, which can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price.

The following disclosure regarding the risks of leverage has been added in the statutory prospectus:

Leverage Risk. The Subsidiary may engage in transactions that give rise to leverage, including, without limitation, transactions involving derivatives, in which adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself.  The Adviser will mitigate leverage risk by segregating liquid assets or otherwise covering transactions that may give rise to leverage risk.  The use of leverage may cause the Subsidiary to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations.  Leverage, including borrowing, may cause the Subsidiary and the Fund to be more volatile because leverage tends to exaggerate the effect of any increase or decrease.

Comment #20

The disclosure currently states that “the Fund may have highly leveraged exposure to commodities at times within its Subsidiary but not in the overall Fund.”  This is the only reference to leverage, and the implication is that only the assets of the Subsidiary will be leveraged. If this is not the case, please modify the disclosure.

Response #20

We confirm that only the assets of the Subsidiary will be leveraged.

Comment #21

Please confirm that the Subsidiary’s financial statements will be filed with a regulatory body such as the SEC.

Response #21

The Subsidiary’s financial statements are consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.

Comment #22

Please confirm that the Subsidiary will have the same custodian and independent accountant as the Fund.

Response #22

The Fund confirms that the Subsidiary will have the same custodian and independent accountant as the Fund, however, the Subsidiary will not be audited as a separate entity.

Summary Section - Principal Risks

Comment #23

Please explain why the Fund can qualify as a registered investment company if it is investing in commodities.

Response #23

The Fund invests its assets in mutual funds and ETFs representing the following asset categories: equities, fixed income securities, commodities and currencies; as well as individual securities within these asset categories.  In addition, the Fund will invest up to 25% of its assets in the securities of a wholly-owned Cayman subsidiary which will provide exposure to commodities. Accordingly, although the Fund will have exposure to commodities through its investments in ETFs, mutual funds, and the Subsidiary, its direct holdings will consist primarily, if not entirely, of securities.

Comment #24

The prospectus currently includes disclosure regarding “Gold-related investments Risk,” but this is not described in the principal investment strategies section. Please revise.

Response #24

Please see the disclosure under the heading “Principal Investment Strategies” which states:

The Fund may invest up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary (the “Subsidiary”) to provide exposure to commodities, including gold and other precious metals. (emphasis added)

Accordingly, the Adviser does not believe that any revision is necessary.

Comment #25

The prospectus currently includes disclosure regarding “Futures Contract Risk,” but this is not described in the principal investment strategies section. Please revise.

Response #25

Please see the disclosure under the heading “Principal Investment Strategies” which states:

The Fund may invest up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary (the “Subsidiary”) to provide exposure to commodities, including gold and other precious metals.    The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity ETFs, commodity futures and options on commodity futures, as well as physical gold or other precious metals. (emphasis added)

Accordingly, the Adviser does not believe that any revision is necessary.

Comment #26

The prospectus currently includes disclosure regarding “Options Risk,” but this is not described in the principal investment strategies section. Please revise.

Response #26

Please see the disclosure under the heading “Principal Investment Strategies” which states:

Derivatives, primarily in the form of options, may be used to maximize gains from certain macroeconomic trends.

The disclosure goes on to state:

Generally, the Subsidiary will invest primarily in commodity ETFs, commodity futures and options on commodity futures. (emphasis added)

Accordingly, the Adviser does not believe that any revision is necessary.

Comment #27

The prospectus currently includes disclosure regarding “Short Position Risk.” Please confirm that short expenses including dividends on securities sold short will be included in the fee table.

Response #27

The Adviser confirms that short expenses, including dividends on securities sold short, if any, will be included in the Fund’s fee table.

Comment #28

The prospectus currently includes disclosure regarding “Short Position Risk,” but this is not described in the principal investment strategies section. Please revise.

Response #28

Please see the disclosure under the heading “Principal Investment Strategies” which states:

The Fund will also potentially hold short positions in the ETFs representing some of those asset categories. Short positions will be used to both hedge long positions as well as to profit from long term downward movements in certain asset categories, most notably stocks and fixed income.

Accordingly, the Adviser does not believe that any revision is necessary.

Comment #29

Please add the Adviser’s inexperience as a separate risk factor.

Response #29

A risk factor regarding the Adviser’s inexperience has been revised in response to your comment. Please see the revised disclosure from the prospectus summary below.

Adviser Risk. Although the Adviser has managed private accounts, the Adviser has not previously managed a mutual fund.

Please see the revised disclosure from the statutory prospectus below.

Adviser Risk. Although the Adviser has managed private accounts, the Adviser has not previously managed a mutual fund. Mutual funds and their advisors are subject to restrictions and limitations imposed by the 1940 Act and the Code that do not apply to an advisor’s management of individual and institutional accounts.  As a result, investors cannot judge the Adviser by a mutual fund-specific track record and it may not achieve its intended result in managing the Fund.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Comment #30

Please either shorten the disclosure included in the prospectus summary or expand the disclosure included in the statutory prospectus.

Response #30

The Principal Investment Strategies descriptions included in the summary and the statutory prospectus have been revised in response to your comment. Please see the revised disclosure from the summary below:

Principal Investment Strategies.  The Fund’s Adviser seeks to preserve capital in a challenging investment environment.  Secondarily, the Fund’s Adviser looks for appreciation of capital from a portfolio of traditional and non-traditional asset classes while strategically managing portfolio volatility.  Specifically, the Fund seeks capital preservation and positive returns in the event of a long term decline in the equity and fixed income markets.

The Fund will invest in mutual funds and exchange traded funds (ETFs) representing the following four asset categories: equities, fixed income securities, commodities and currencies; as well as individual securities and other instruments within these asset categories.  The Fund may invest up to 100% of its assets in either mutual funds and ETFs or individual securities and instruments representing or within the four asset categories, or any combination of such investments, although the Fund normally intends to invest primarily in mutual funds and ETFs.  The criteria for direct investment in equity and debt securities will be based on risk adjusted returns given the near and long term macroeconomic outlook. The Fund may invest in equity securities regardless of the level of capitalization of the issuer.  The Fund’s investment in fixed income securities (whether direct or through investments in fixed income mutual funds or ETFs) is normally in shorter term and relatively high quality securities, such as Treasury Inflation-Protected Securities (“TIPS”) or Treasury bonds of under five years duration, although there are no specific duration or quality limitations for the Fund’s fixed income investments.  In selecting equity securities, the Adviser will seek those securities which in its view provide a degree of safety in the event of a decline in the market. Some of the mutual funds and ETFs that the Fund invests in may be leveraged.

With respect to allocation of the Fund’s investments across the four asset categories, the Fund’s investments will correspond to the Adviser’s asset allocation model that is diversified across asset categories with no one category constituting over 50% of total assets, and no two categories constituting over 80% of total assets. The Fund may also make investments in foreign markets to take advantage of a potential decline in the dollar or long term declines in foreign bond or equities markets. Over time, the Adviser expects the allocation among all of its asset categories to change as the macroeconomic environment changes. For instance, in the event of long term decline in the equity and fixed income markets and/or high inflation, asset allocations may move more heavily toward commodities and similar asset categories that are often more inflation protected. The Adviser will monitor the performance of the Fund’s investments on a continuous basis.

The Fund may invest up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary (the “Subsidiary”) to provide exposure to commodities, including gold and other precious metals.    The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity ETFs, commodity futures and options on commodity futures, as well as physical gold or other precious metals. The Fund will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies.  The Subsidiary is subject to the same investment restrictions as the Fund when viewed on an unconsolidated basis. Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives, however, the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives.

As a result of the Fund’s strategy, the Fund may have highly leveraged exposure to commodities at times within its Subsidiary but not in the overall Fund.  However, it is expected that the overall portfolio of the Fund will not be leveraged.

Below please find the revised disclosure from the statutory prospectus:

Principal Investment Strategies.  The Fund’s Adviser seeks to preserve capital in a challenging investment environment.  Secondarily, the Fund’s Adviser looks for appreciation of capital from a portfolio of traditional and non-traditional asset classes while strategically managing portfolio volatility.  Specifically, the Fund seeks capital preservation and positive returns in the event of a long term decline in the equity and fixed income markets.

The Fund will invest in mutual funds and exchange traded funds (ETFs) representing the following four asset categories: equities, fixed income securities, commodities and currencies; as well as individual securities and other instruments within these asset categories.  The Fund may invest up to 100% of its assets in either mutual funds and ETFs or individual securities and instruments representing or within the four asset categories, or any combination of such investments, although the Fund normally intends to invest primarily in mutual funds and ETFs.  The criteria for direct investment in equity and debt securities will be based on risk adjusted returns given the near and long term macroeconomic outlook. The Fund may invest in equity securities regardless of the level of capitalization of the issuer. The Fund’s investment in fixed income securities (whether direct or through investments in fixed income mutual funds or ETFs) is normally in shorter term and relatively high quality securities, such as Treasury Inflation-Protected Securities (“TIPS”) or Treasury bonds of under five years duration, although there are no specific duration or quality limitations for the Fund’s fixed income investments.  In selecting equity securities, the Adviser will seek those securities which in its view provide a degree of safety in the event of a decline in the market.  Some of the mutual funds and ETFs that the Fund invests in may be leveraged.

While the fund may generally invest in equity securities without regard to the issuer’s capitalization level, the Adviser does not generally expect investments in the securities of small or medium sized capitalization companies to exceed 25% of the Fund’s total assets.   The Fund may also hold short positions in the ETFs representing some of those asset categories. Short positions will be used to both hedge long positions as well as to profit from long term downward movements in certain asset categories, most notably stocks and fixed income. Derivatives, primarily in the form of options, may be used to maximize gains from certain macroeconomic trends.  However, the use of such derivatives would be limited due to their inherent volatility.  These derivatives would be used primarily to hedge and protect current positions, and are not anticipated to constitute over 20% of the Fund’s assets. The Fund may invest up to 25% of its total assets in a wholly-owned and controlled subsidiary (the “Subsidiary”) providing exposure to commodities.

With respect to allocation of the Fund’s investments across the four asset categories, the Fund’s investments will correspond to the Adviser’s asset allocation model that is diversified across asset categories with no one category constituting over 50% of total assets, and no two categories constituting over 80% of total assets. The Fund may also make investments in foreign markets to take advantage of a potential decline in the dollar or long term declines in foreign bond or equities markets. Over time, the Adviser expects the allocation among all of its asset categories to change as the macroeconomic environment changes. For instance, in the event of long term decline in the equity and fixed income markets and/or high inflation, asset allocations may move more heavily toward commodities and similar asset categories that are often more inflation protected. The Adviser will monitor the performance of the Fund’s investments on a continuous basis. Over time, the Adviser expects the allocation among all of its asset categories to change as the macroeconomic environment changes.

The allocation to each asset class as well as the allocation to each particular fund or ETF will normally be bounded  as described in the previous paragraph so that no one position will dominate the portfolio.  However, in the event of long term decline in the equity and fixed income markets and/or high inflation, asset allocations may move more heavily toward commodities and similar asset categories that are more inflation protected.  The Adviser will monitor the performance of the core holdings on a continuous basis.

Investment Selection

The Adviser will select several ETFs, mutual funds companies or individual securities to include within the Fund, focusing on the following asset categories: equities (foreign and domestic), fixed income securities (foreign and domestic), commodities and currencies to help to ensure that the Fund is sufficiently diversified across asset classes.  The Fund may also hold short positions in (or inverse ETFs that short) foreign or US equities or fixed income securities.

Each ETF/mutual fund or security will be analyzed to determine if it has historically performed as expected and has accurately reflected the trends of the underlying assets.  In addition, the liquidity and costs associated with each ETF/mutual fund or security will be considered. The goal is to find low cost investments that perform as the Fund expects and have a high degree of liquidity to enable a quick and low cost exit.

The Subsidiary

The Fund may invest up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary (the “Subsidiary”) to provide exposure to commodities, including gold and other precious metals.    The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity ETFs, commodity futures and options on commodity futures, as well as physical gold or other precious metals. The Fund will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies.  The Subsidiary is subject to the same investment restrictions as the Fund when viewed on an unconsolidated basis. Unlike the Fund, the Subsidiary may invest without limitation in commodities and commodity-linked derivatives, however, the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives.

As a result of the Fund’s strategy, the Fund may have highly leveraged exposure to commodities at times within its Subsidiary but not in the overall Fund.  However, it is expected that the overall portfolio of the Fund will not be leveraged.

Comment #31

Please confirm that the Fund has considered the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (the “ICI Letter”).

Response #31

The Fund confirms that it has considered the ICI Letter and that its derivatives risk disclosures have been drafted in accordance with the ICI Letter.

Comment #32

Under the heading “Tax Risk,” the disclosure currently indicates that although the Fund is not entitled to rely on private letter rulings issued to other mutual funds, it does not intend to request a private letter from the IRS regarding the treatment of income derived from investment in the Subsidiary. Please add a sentence explaining why you think that a reversal of the IRS’s current position is unlikely or that the Fund would be grandfathered in.

Response #32

In order to respond to your concern, we have revised the Tax Risk disclosure as follows:

Tax Risk:  Certain of the Fund’s transactions may be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders.  The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions.  Additionally, by investing in commodities indirectly through the Subsidiary, it is intended that the Fund will obtain exposure to the commodities markets while remaining in compliance with applicable federal tax requirements.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code.  Sub-chapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”).  The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.  The IRS has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M.  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  Further, from 2011 to date the IRS has suspended its issuance of private letter rulings in this area while it and the Treasury Department consider the technical and policy implications of this indirect technique for mutual fund investments in commodity derivatives. As these types of private letter rulings are not currently being issued by the IRS, the Fund currently does not intend to request such a ruling.  However, the Fund believes that these rulings to be a correct interpretation of existing law by the IRS, which the IRS has consistently applied to a number of similarly situated mutual funds.  Accordingly, the Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M.  Accordingly, if as a result of a change in law or if the IRS were to change its position with respect to the conclusions reached in its prior private letter rulings and such position was sustained by the courts (which change might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary would not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Related Performance Information of the Adviser

Comment #33

Please describe the no action letter(s) that the Fund will rely on in order to include the Absolute Managed Accounts’ performance information, and how it intends to comply with such no action letter(s).

Response #33

The Fund bases the inclusion of composites based on the prior performance of private accounts similarly managed by the Adviser (the “Absolute Managed Accounts”) on the precedent provided in Nicholas-Applegate Mutual Funds (“Nicholas-Applegate”), SEC No-Action Letter (August 6, 1996). A key factor in granting no-action relief in Nicholas-Applegate was that the non-investment company private accounts, the performance history of which was being used to construct a composite for use in the prospectus of a registered investment company, were managed with investment objectives, policies, and strategies substantially similar to those employed in managing the investment company. Here, the investment objectives, policies and strategies of the Fund are substantially similar to those employed in managing the Absolute Managed Accounts which comprise the Absolute Investment Management Composite. Of course, the Absolute Managed Accounts do not have investment objectives, policies, and strategies labeled in an equivalent manner to those of a registered investment company like the Fund. The crucial fact which makes the difference in form acceptable is that, in substance, the investment management program embodied in the investment objectives, policies and strategies of the Fund is substantially similar to the investment management program of the Absolute Managed Accounts comprising the Absolute Investment Management Composite.

In Nicolas Applegate, the SEC staff imposed the following three conditions on the use of a composite based on the prior performance of private accounts similarly managed  by the investment adviser: (1) the performance was for all of the adviser’s private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund; (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private accounts would be relevant to a potential investor in the fund; and (3) the prospectus clearly disclosed the performance information related to the adviser’s management of private accounts and that such information should not be interpreted as indicative of the fund’s future performance. The Absolute Investment Management Composite also includes all private accounts that were managed by the Adviser with investment objectives, policies and strategies substantially similar to those used in managing the Fund. In addition, the size of the Fund and the private accounts used to construct its Absolute Investment Management Composite are sufficiently comparable. Furthermore, the Fund’s prospectus will clearly disclose that the composite performance information is related to the Adviser’s management of substantially similar accounts and that such information should not be interpreted as indicative of the Fund’s future performance.

Given the above, the Adviser believes that the inclusion of the performance information for the Absolute Investment Management Composite fits squarely into the analytical framework provided by Nicholas-Applegate.

Comment #34

Will you be including related performance information for the first year of the Fund only, or will it be included beyond the Fund’s first year?

Response #34

Related performance information will be included beyond the Fund’s first year.

Comment #35

Have any private accounts been excluded from the composite?

Response #35

No private accounts have been excluded from the composite.

Comment #36

The prospectus states that the “Absolute Investment Management Composite performance is shown net of the actual fees charged to the accounts comprising the including management, custodial, and other fees and expenses.” Does this include sales loads?

Response #36

No sales loads were charged to the private accounts.

Comment #37

Please include a statement explaining that GIPS differs from the standardized SEC method of computing performance.

Response #37

Please see the revised disclosure under the heading “Related Performance Information of the Adviser”:

The table shows performance of the Absolute Investment Management Composite over time (as compared with a broad based market index for reference).  All figures assume dividend reinvestment.  The U.S. Dollar is the currency used to express performance. The Absolute Investment Management Composite performance is shown net of the actual fees charged to the accounts comprising the including management, custodial, and other fees and expenses.  The Adviser claims compliance with the Global Investment Performance Standards (“GIPS”) through April, 2012. GIPS differs from the standardized SEC method of calculating performance. For GIPS purposes, the Firm is defined as Absolute Investment Management LLC, a registered investment adviser. A copy of the compliant presentation for the Absolute Investment Management Composite and/or a list of composite descriptions is available upon request by contacting the Adviser directly by e-mailing [           ] or calling [               ]. The expenses of the Fund, including the Rule 12b-1 fees imposed on the Fund’s Class A, Class C and Class N shares, are higher than the expenses of the Absolute Investment Management Composite.  The performance shown in the table for the Absolute Investment Management Composite would be lower if adjusted to reflect the higher expenses of the Fund’s shares.  The fee schedule for the Fund is included in its prospectus.  As such, year-by-year index figures do not account for any fees or fund expenses.

Comment #38

Please confirm that any differences between the private accounts in the composite and this Fund are not significant enough to alter the conclusion that the objectives, policies and restrictions of the composite and the Fund are substantially similar.

Response #38

The Adviser confirms that any differences between the private accounts in the composite and this Fund are not significant enough to alter the conclusion that the objectives, policies and restrictions of the composite and the Fund are substantially similar.

Comment #39

Please provide the average annual return since commencement rather than cumulative returns in the table titled “Average Annual Total Returns for Periods Ended December 31, 2011.”

Response #39

The information included in the table titled “Average Annual Total Returns for Periods Ended December 31, 2011” has been revised in response to you comment. Please find the revised table below:

Average Annual Total Returns For Periods Ended December 31, 2011

	One Year	Since Commencement (1)
Absolute Investment Management Composite	4.29%	4.70%
The S&P 500 Index (reflects no deduction for fees, expenses or taxes) (2)	[ ]%	[ ]%

(1)

From the inception of the Absolute Investment Management Composite on February 1, 2010.

(2)

The S&P 500 Index is an independently maintained and widely published index comprised of U.S. large capitalization stocks. S&P 500 is a trademark of Standard & Poor’s.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #40

If any strategies or risks are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy or risk profile of the Fund.

Response #40

We confirm that the strategies and risks listed in the SAI but not in the Prospectus will not be a principal strategy of the Fund.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum